SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                  FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
Securities Exchange Act of 1934.

                       Commission File Number 1-2931

                                 CBS Inc.

          (Exact name of registrant as specified in its charter)

                            51 West 52 Street
                        New York, New York 10019
                              (212) 975-4321

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     $150,000,000 Principal Amount of
                       7-5/8% Senior Notes, due 2002
                     $125,000,000 Principal Amount of
                     8-7/8% Senior Debentures due 2022
                     $125,000,000 Principal Amount of
                       7-3/4% Senior Notes due 1999
                     $100,000,000 Principal Amount of
                       7-1/8% Senior Notes due 2023

         (Title of each class of Securities covered by this Form)



      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)  [ ]     Rule 12h-3(b)(1)(i)   [X]
   Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(1)(ii)  [ ]
   Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(i)   [ ]
   Rule 12g-4(a)(2)(ii) [ ]     Rule 12h-3(b)(2)(ii)  [ ]
                                Rule 15d-6            [X]

Approximate number of holders of record as of the certification or notice date: Less than 300 in the case of each debt issuance and in the aggregate.

Pursuant to the requirements of the Securities Exchange Act of 1934 CBS Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


   Date:  November 24, 1995              By:s/Ellen O. Kaden
                                              Ellen O. Kaden
                                     Executive Vice President, General
                                           Counsel and Secretary